ALBERTA COMPLIANCE SERVICES INC.



03050998

March 24, 2003



SEC MAIL PROCESSING
RECEIVED
APR 0 3 2003
WASH, D.C. 155 SECTION

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

SUPPL

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. News Release dated February 25, 2003
2. Annual Information Form
3. Notice of Alternative Form of AIF

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate
encl.

82- 5084

GLOBEL
DIRECT

For Immediate Release
February 25, 2003

Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

Company Contact
J.R. Richardson
President, Globel Direct
Direct: 403.531.6579
Fax: 403.531.6560
Toll-Free: 1.800.551.5721
jr@globel.com

Investor Relations Contact
Grant Howard
The Howard Group
Phone: 403.221.0915
howardg@howardgroupinc.com
www.howardgroupinc.com

Globel Direct Announces New Business Win and Update of Financing Plans

Calgary, February 25, 2002 - CNN Matthews/ Globel Direct, inc. ("Globel" or "Company") (TSX Venture:GBD) announced today that it has been selected by a large customer service organization to deliver a comprehensive bill composition, print to mail and contact centre presentment program for the production of bills, statements and other mission critical documents for its clients that include major Canadian utility companies. Contract negotiations are underway for implementation May 1, 2003. The work will be carried out in Globel's Vancouver and Toronto facilities, with redundant backup being implemented in Calgary as disaster recovery. The three year contract, valued at CDN $3.4 million per year highlights Globel's growing reputation as a quality supplier of bill and statement work to the utility sector, and other high growth industries.

"This award reflects the fact Globel is returning to business as usual after rearranging operating practices to align with current revenues and the new market environment", says Sandi Gilbert, Globel's Senior VP Strategy. "With the challenges of the last year largely behind us, our Company is properly positioned for the future. This win is indicative of the type of business we are pursuing and attracting – business that is complex, mission critical and recurring day after day, month after month."

This competitive win in the Toronto marketplace comes as the Company begins its second year of production with its previously announced award of the Government of Alberta contract processed through its Calgary and Edmonton facilities. After a successful implementation and rollout, the Company is now presenting value added solutions that will save the government money and make the production process more efficient for Globel. "It is our goal to improve the delivery of the government's mission critical documents," says Ed Gades, Globel's VP Western Operations.

The Company also announced that it is proceeding with a non-brokered, best efforts, private placement financing involving a number of private Alberta investors, which will include directors, officers, and other insiders of Globel. The proposed private placement investors will be issued a total of between 8,333,333 and 16,666,666 common shares at a price of $0.12 for each common share issued, for a total aggregate proposed consideration of between $1,000,000 and $2,000,000. Included

82-3084

in these amounts will be the conversion into equity of certain debts of Globel by insiders, currently on its books. This is a continuation of the financing effort previously announced on January 22, 2002. The proceeds will be used to advance ongoing efforts to replenish the working capital requirements of Globel, to fund the Company's ongoing new contract start-up costs and for general corporate purposes in executing the Company's business plan. The private placement is subject to the approval of the TSX Venture Exchange.

In December of 2002, the Company accepted the resignation of Karly Black, VP of Client Relations. Karly has accepted a position with a key supplier to the Company in Calgary.

82-5084

GLOBEL DIRECT, INC.

NOTICE

ATTENTION: Alberta Securities Commission
British Columbia Securities Commission

The undersigned, J.R. Richardson, President, Chief Executive Officer and a Director of Globel Direct, Inc. (the Corporation"), hereby provides notice on behalf of the Corporation under Part 3 of Multilateral Instrument 45-102 that:

a. the Corporation filed an Annual Information Form in the form required by Form 44-101F1 dated February 27, 2003 in each of Alberta and British Columbia in respect of the fiscal year ended May 31, 2002 (the "Annual Information Form");

b. the Corporation intends to rely on the Annual Information Form as its "current AIF" pursuant to subparagraph (c) of the definition of "current AIF", and as further contemplation under Section 3.1, of Multilateral Instrument 45-102; and

c. the Annual Information Form was filed on SEDAR under project number 517155.

Dated effective the 28th day of February, 2003.

Globel Direct, Inc.

"J.R. Richardson"
J.R. Richardson
President and a Director

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